SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a–16 OR 15d–16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number: 001-33178

MELCO RESORTS & ENTERTAINMENT LIMITED

80 Robinson Road

#02-00

Singapore (068898)

and

38th Floor, The Centrium

60 Wyndham Street

Central

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20–F or Form 40–F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This current report on Form 6-K including Exhibit 16.1 to this current report on Form 6-K (this “Form 6-K”) is deemed to be incorporated by reference into the registration statement on Form F-3 of Melco Resorts & Entertainment Limited (File No. 333-255390), and shall be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

We are a developer, owner and operator of integrated resort facilities in Asia and Europe. We currently have three major casino-based operations in Macau, namely, City of Dreams, Altira Macau and Studio City, and non-casino based operations in Macau at our Mocha Clubs. In Macau, we are developing the remaining project for the land of Studio City. We also have a casino-based operation in the Philippines, City of Dreams Manila. In 2019, we expanded our footprint outside of Asia and into Europe following our acquisition of a 75% equity interest in ICR Cyprus Holdings Limited, which owns the City of Dreams Mediterranean development and operates other casinos in Cyprus. In 2022, following process control changes, certain key finance personnel are relocating to Singapore.

Change in Registrant’s Certifying Accountant

The audit and risk committee (the “Audit Committee”) of the board of directors of Melco Resorts & Entertainment Limited (the “Company”) conducted a review process to consider the selection of the Company’s independent registered public accounting firm for the audits of the Company’s consolidated financial statements and internal control over financial reporting as of and for the fiscal year ending December 31, 2022 to be filed with the U.S. Securities and Exchange Commission (“SEC”).

On August 16, 2022, the board of directors of the Company approved the appointment of Ernst & Young LLP, located in Singapore (“EY SG”) and dismissed Ernst & Young, located in Hong Kong, Special Administrative Region of the PRC (“EY HK”) as the Company’s independent registered public accounting firm for the audits of the Company’s consolidated financial statements and internal control over financial reporting to be filed with the SEC, effective on August 16, 2022. Both EY SG and EY HK are member firms of Ernst & Young Global Limited, each of which is a separate legal entity. The change of the Company’s independent registered public accounting firm was recommended by the Audit Committee and made after a review process conducted by Audit Committee. EY SG also replaces EY HK as the independent registered public accounting firm of Studio City International Holdings Limited. In addition, EY SG will also replace EY HK as the independent auditors of Melco Resorts Finance Limited, Studio City Finance Limited and Studio City Investments Limited, including with respect to filings to be made with the Singapore Stock Exchange.

EY HK’s audit reports on the Company’s consolidated financial statements as of and for the years ended December 31, 2021 and 2020 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During each of the years ended December 31, 2021 and 2020, and in the subsequent interim period through the date of this Form 6-K, there has been no disagreement (as defined in Item 16F(a)(1)(iv) to Form 20-F and the related instructions thereto) with EY HK on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of EY HK, would have caused them to make reference to the subject matter of the disagreements in their reports on the consolidated financial statements for such years, and no “reportable events” occurred (as set forth in Item 16F(a)(1)(v) of Form 20-F).

During each of the years ended December 31, 2021 and 2020, and the subsequent interim period through August 15, 2022, neither the Company nor anyone on behalf of the Company has consulted with EY SG regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company that EY SG concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issues, (ii) any matter that was the subject of disagreement pursuant to Item 16F(a)(1)(iv) of the instructions to Form 20-F, or (iii) any reportable events pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F.

The Company has provided EY HK with a copy of the disclosures contained in this Form 6-K, and has requested EY HK to furnish the Company with a letter addressed to the SEC stating whether EY HK agrees with the statements made by the Company in this Form 6-K and, if not, stating the respects in which it does not agree. A copy of such letter from EY HK, dated August 18, 2022, is filed as Exhibit 16.1 to this Form 6-K.

MELCO RESORTS & ENTERTAINMENT LIMITED

Form 6–K

TABLE OF CONTENTS

Signature	4

Exhibit 16.1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MELCO RESORTS & ENTERTAINMENT
LIMITED

By:	/s/ Geoffrey Davis
Name: Geoffrey Davis, CFA
Title:	Chief Financial Officer

Date: August 18, 2022

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 16.1	Letter from Ernst & Young, Hong Kong Special Administrative Region of the PRC

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